

March 25, 2015

<u>**Via Email**</u>
Jakob Deitch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

> **Re:** **Eastern Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 20, 2015**
> **File No.001-035383**

Dear Mr. Deitch:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the soliciting materials that were filed on March 20, 2015 on Form 8-K were not filed under cover of Schedule 14A. All soliciting materials should be filed under cover of Schedule 14A on the date first used. See also our subsequent comment 5.

2. Please include information as of the most reasonable practicable date and fill in all blanks.

Frequently Asked Questions, page 1

What are my voting choices…, page 2

3. The list of options under this heading appears to be incomplete given that your disclosure does not reference the option arising from the fact that the election of directors is contested. Accordingly, please disclose that shareholders also have the option to vote for Barington's nominees. Refer generally to Rule 14a-9.

Who bears the proxy solicitation costs…, page 5

4. Refer to the statement that the company will not reimburse Barington for the costs of the solicitation. We note that Barington has disclosed its intent to seek reimbursement for the expenses associated with the solicitation if its nominees are elected. The determination regarding reimbursement does not appear to be capable of being made at this time given that it is contingent on whether Barington's nominees are elected and whether a future Board determines to authorize reimbursement. Please revise your disclosure accordingly or advise.

5. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

6. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Background of the Solicitation, page 7

7. Please supplement your disclosure to include a discussion of the bylaw amendment made on March 19, 2015 to provide further context in the proxy statement to disclosure in the Form 8-K regarding the reasons for the bylaw amendment. Specifically, please disclose the period of time during which the prior bylaw provision was in "conflict" with Section 33-744(a) of the Connecticut Business Corporation Act and disclose why the Board decided at this time to amend the bylaws. Please disclose whether the decision to amend was in part due to the solicitation in opposition by Barington. We may have further comment.

8. Further to our comment above. Section 33-744(a) appears to permit the Board to take action in filling vacancies on the Board but does not appear to require such action nor does it appear to prohibit shareholders from filling vacancies. Your disclosure, however, suggests that there was a direct conflict between your prior bylaw and the CBCA and could be read to imply that the CBCA requires that the Board fill vacancies. Please provide us supplementally with the basis for this implied assertion. Specifically, with a view toward possible clarifying disclosure, please provide us with your analysis of

Section 33-744A and whether the provision required the amendment because of a direct conflict.

9. Given that Mr. Ozanne's term will commence at the same time as that of nominees who are elected to the Board at the upcoming annual meeting, please supplement this section to address whether there was any discussion by the Board of whether shareholders should be allowed the opportunity to vote for the director to fill the newly created vacancy created as a result of the expansion of the board. If there was no discussion, please disclose this fact.

Item No. 1, page 9

10. You indicate that should the nominees be unable or unwilling to accept the nomination, "proxies will be votes for the election of such other person as may be recommended by the Board…" Please clarify whether you are reserving the right to nominate substitute nominees before the meeting. If so, please confirm that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

11. Please refer to the statement, "…if the nominees are unable or unwilling to accept the nomination…" Please clarify your disclosure and consistent with Exchange Act Rule 14a-4(d), affirmatively state whether each of the company's nominees has consented to be named and to serve if elected.

12. Please explain the importance of the Six Sigma Black Belt certification to Ms. Allison's ability to serve on the Board member. Provide context to the statement by also indicating where and the time period over which Ms. Allison received the certification.

13. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure to characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and please provide the requisite support:

- unqualified assertions regarding each nominee's broad wealth of knowledge and diverse professional experience;
- unqualified statements that the nominees "have the requisite experience…"; and,
- unqualified and unsupported assertions regarding the reputability of Ms. Allison's management consulting firm.

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Form of Proxy Card

14. Please revise the form of proxy to clearly mark it as a preliminary copy. Refer to Rule 14a-6(e)(1).

<p align="center">*   *   *</p>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email) :   Matthew Gilroy, Esq.
                       Weil Gotshal & Manges, LLP